Exhibit 99.1

Notice convening the annual general meeting of
Oatly Group AB (publ)

The shareholders of Oatly Group AB (publ) (“Oatly” or the “Company”) reg. no. 559081-1989, are hereby invited to the annual general meeting (the “AGM”) to be held at Elite Hotel Savoy, Norra Vallgatan 62, Malmö, at 14.00 (CEST) on Wednesday 15 May 2024.

Pursuant to clause 10 of Oatly’s articles of association, the board of directors has resolved that shareholders may exercise their voting rights at the AGM by post. Shareholders may therefore choose to exercise their voting rights in person at the meeting, by proxy or through postal voting. The board of directors proposes that the AGM is broadcasted over web link. Please note that shareholders will not be able to vote or otherwise participate through the web link.

Those who wish to exercise their voting rights at the AGM must:

·
be recorded in the share register maintained by Euroclear Sweden AB (“Euroclear”) on 6 May 2024 (the “Record Date”), and
·
give notice to the company of their intention to attend the AGM according to the instructions under the heading “Notification of attendance in person or by proxy” or cast a postal vote according to the instructions under the heading “Instructions for postal voting” no later than on 8 May 2024.

Nominee-registered shares

Shareholders whose shares are nominee-registered through a bank or other authorized depositary, e.g. in a custody account, must – in addition to giving notice of their attendance – request that the shares be temporarily re-registered in their own name. Re-registration may be temporary (so-called voting rights registration) and requested from the nominee in advance in accordance with the nominee’s routines. Voting rights registration that the shareholder has requested and which has been issued by the nominee no later than 8 May 2024 will be accepted in the preparation of the share register.

Notification of attendance in person or by proxy

Shareholders who wish to attend the AGM in person or by proxy must notify the company of this no later than 8 May 2024 either:

·
in writing to Oatly Group AB, “Annual General Meeting”, c/o Euroclear Sweden AB, Box 191, 101 23 Stockholm, Sweden,
·
by phone: +46 8 402 91 33 during business days between 09:00-16:00 (CEST), or
·
at https://investors.oatly.com/corporate-governance/2024agm.

In the notification, provide your name or company name, personal or organization ID number, address, phone number and, if applicable, the number of persons attending with you (no more than two).

If attending by proxy or representative, a power of attorney, registration certificate or other authorization document should be sent to the company at the above address well in advance of the AGM and preferably by 8 May 2024. Power of attorney forms are available on the company’s website at https://investors.oatly.com/corporate-governance/2024agm.

Instructions for postal voting

A special form shall be used for postal voting. The postal voting form is available on Oatly’s website https://investors.oatly.com/corporate-governance/2024agm.

Completed and signed postal voting forms can be sent by post to Oatly Group AB, “Annual General Meeting”, c/o Euroclear Sweden AB, Box 191, 101 23 Stockholm, Sweden or by e-mail to

GeneralMeetingService@euroclear.com. The completed form must be received by Euroclear no later than 8 May 2024. Shareholders who are natural persons may also, on or before 8 May 2024, cast a postal vote electronically via verification with Swedish BankID on Euroclear’s website https://anmalan.vpc.se/euroclearproxy?sprak=1.

The shareholder may not give instructions other than to mark one of the alternative answers in the form. If the shareholder has included special instructions or conditions in the form, or changed or made amendments to the pre-printed text, the postal vote will be considered invalid. Further instructions and conditions can be found in the postal voting form and at https://anmalan.vpc.se/EuroclearProxy.

If a shareholder casts a postal vote by proxy, a written and dated power of attorney signed by the shareholder shall be enclosed with the postal voting form. Power of attorney forms are available on Oatly’s website at https://investors.oatly.com/corporate-governance/2024agm. If the shareholder is a legal entity, a registration certificate or other authorization document must be enclosed with the form.

Those who wish to withdraw a postal vote and instead cast their vote by participating in the AGM in person or by proxy must notify the AGM’s secretariat before the meeting is opened.

Proposed agenda

1.
Opening of the meeting
2.
Election of the chairperson of the AGM
3.
Preparation and approval of the voting list
4.
Approval of the agenda
5.
Election of one or two persons to verify the minutes
6.
Determination as to whether the AGM has been duly convened
7.
Submission of the annual report and auditor’s report and the consolidated annual report and auditor’s report for the group
8.
Resolution regarding adoption of the income statement and balance sheet and the consolidated income statement and consolidated balance sheet for the financial year 2023
9.
Resolution regarding the allocation of the company’s profit or loss in accordance with the adopted balance sheet
10.
Resolution regarding discharge from liability of the members of the board of directors and the CEO
11.
Determination of the number of members of the board of directors
12.
Election of members and chairperson of the board of directors
13.
Determination of the remuneration to the members of the board of directors
14.
Determination of the fees payable to the auditor
15.
Election of auditor
16.
Resolution regarding (a) amendment of the LTIP 2021-2026 incentive program, (b) approval of transfer of treasury instruments issued in connection with the LTIP 2021-2026 incentive program and (c) exchange of outstanding stock options
17.
Resolution regarding (a) amendment of resolution on issue of share awards to certain members of the board of directors of Oatly Group AB (publ) and (b) approval of transfer of treasury warrants issued in connection with the share award program

18.
Closing of the meeting

Proposals for decision etc.

Item 2 – Election of the chairperson of the AGM

The nominating and corporate governance committee (the “Nomination Committee”), composed of Hannah Jones, Steven Chu and Lai Shu Tuen-Muk, proposes that Shoan Panahi (attorney), or anyone he appoints in his stead, is elected chairperson of the AGM.

Item 3 – Preparation and approval of the voting list

It is proposed that the voting list is the voting list drawn up by Euroclear on behalf of the company, based on the AGM share register, shareholders having given notice of participation and being present at the AGM and postal votes received.

Item 5 – Election of one or two persons to verify the minutes

The board of directors proposes Greta Ekblom (White & Case) to verify the minutes of the meeting. The assignment to verify the minutes also include verifying the voting list and that the received postal votes are correctly reflected in the minutes of the meeting.

Item 9 – Resolution regarding the allocation of the company’s profit or loss in accordance with the adopted balance sheet

The board of directors proposes that no dividend is distributed for the financial year 2023 and that the company’s profit for the financial year 2023 is carried forward.

Item 10 – Resolution regarding discharge from liability of the members of the board of directors and the CEO

The auditor approves that the AGM grants the members of the board of directors and the CEO discharge from liability for the financial year 2023.

Item 11 – Determination of the number of members of the board of directors

It is proposed, in accordance with the Nomination Committee’s recommendation, that the number of members of the board of directors elected by the general meeting or in accordance with Oatly’s articles of association shall be ten (10), without deputy members.

Item 12 – Election of members and chairperson of the board of directors

It is proposed, in accordance with the Nomination Committee’s recommendation, that Eric Melloul, Ann Chung, Hannah Jones, Frances Rathke, Bernard Hours, Yawen Wu, Lai Shu Tuen-Muk and Xin Wang shall be re-elected as members of the board of directors and that Gregory S. Christenson shall be elected as a new member of the board of directors for the period until the close of the annual general meeting 2027.

It is proposed, in accordance with the Nomination Committee’s recommendation, that Eric Melloul shall be re-elected as chairperson of the board of directors.

Information relating to the proposed members of the board of directors is presented below.

Eric Melloul (1968)
Assignments on the board of directors of Oatly: Chairman of the board of directors, member of the remuneration committee. Member of the board of directors since 2016.
Other current assignments: Senior Advisor to Verlinvest. Member of the board of directors of Vita Coco (All Market Inc.), Hint Inc. and Mutti S.p.A.
Education and previous assignments: MPA from the Kennedy School at Harvard University and a Post Graduate Diploma from the London School of Economics and Political Science.

Shareholding: 58,482 ordinary shares/ADRs.
Independence: Independent in relation to Oatly and Oatly’s management, but not in relation to Oatly’s major shareholders.

Ann Chung (1981)
Assignments on the board of directors of Oatly: Member of the audit committee. Member of the board of directors since 2020.
Other current assignments: Managing Director of Blackstone since 2020. Member of the board of directors of Spanx LLC and Supergroop LLC.
Education and previous assignments: Bachelor of Science in Commerce from the University of Virginia. Master of Business Administration in Entrepreneurial Management from the University of Pennsylvania. Principal at J.H. Whitney Capital Partners (private equity fund) between 2013–2020.
Shareholding: None.
Independence: Independent in relation to Oatly, Oatly’s management and Oatly’s major shareholders.

Hannah Jones (1967)
Assignments on the board of directors of Oatly: Chairman of the Nomination Committee. Member of the board of directors since 2021.
Other current assignments: CEO of Earthshot Prize since 2021.
Education and previous assignments: Bachelor of Arts from University of Sussex. President of Nike Innovation Labs and has held numerous positions at Nike between 1998–2021, including as Chief Sustainability Officer and Senior Director of Corporate Social Responsibility EMEA.
Shareholding: 19,035 ordinary shares/ADRs and 35,000 RSUs.
Independence: Independent in relation to Oatly, Oatly’s management and Oatly’s major shareholders.

Frances Rathke (1960)
Assignments on the board of directors of Oatly: Chairman of the audit committee. Member of the board of directors since 2021.
Other current assignments: Member of the board of directors of Planet Fitness, Inc. since 2016. Member of the board of directors of several private companies, including Green Mountain Power Corporation, Northern New England Energy Corporation, John Hancock Investment Management and Flynn Center for Performing Arts.
Education and previous assignments: Bachelor of Science in Accounting and Business Administration.
Shareholding: 19,035 ordinary shares/ADRs and 35,000 RSUs.
Independence: Independent in relation to Oatly, Oatly’s management and Oatly’s major shareholders.

Gregory S. Christenson (1967)
Assignments on the board of directors of Oatly: Proposed for new election as a member of the board of directors in 2024.
Other current assignments: Member of the board of directors of Stryve Foods since 2021.
Education and previous assignments: Bachelor of Science in Accounting from Provinance College and Master of Business Administration (Finance) from Northeastern University. CFO of Champion Petfoods between 2019–2023.
Shareholding: 150,000 ordinary shares/ADRs.
Independence: Independent in relation to Oatly, Oatly’s management and Oatly’s major shareholders.

Bernard Hours (1956)
Assignments on the board of directors of Oatly: Member of the board of directors since 2019.
Other current assignments: President of Andros España and Chef Sam in Spain since 2017. President of Metved Limited. Member of the board of directors of Verlinvest since 2015.
Education and previous assignments: Degree in Business from HEC Paris. Member of the board of directors of Essilor International between 2009–2019.
Shareholding: 44,307 ordinary shares/ADRs and 35,000 RSUs.
Independence: Independent in relation to Oatly and Oatly’s management, but not in relation to Oatly’s major shareholders.

Yawen Wu (1982)
Assignments on the board of directors of Oatly: Member of the remuneration committee. Member of the board of directors since 2021.
Other current assignments: Business Director of the Strategy Management Department of China Resources (Holdings) Limited since 2012. CEO of China Resources Verlinvest Health Investment Co, Ltd. Member of the board of directors of Comvita Limited and several private companies.
Education and previous assignments: Master of Science in International Finance from University of Nottingham and Bachelor in Media and Society from University of Westminster.
Shareholding: None.
Independence: Independent in relation to Oatly and Oatly’s management, but not in relation to Oatly’s major shareholders.

Lai Shu Tuen-Muk (1973)
Assignments on the board of directors of Oatly: Member of the Nomination Committee. Member of the board of directors since 2022.
Other current assignments: CFO of China Resources Enterprise, Limited since 2022.
Education and previous assignments: Bachelor in Finance from the University of Hong Kong and a Master degree in Finance from the City University of Hong Kong. Deputy General Manager in the Finance Department of China Resources Enterprise, Limited Group between 2015–2022, member of the board of directors of China Resources Beer (Holdings) Company Limited between 2019–2021.
Shareholding: None.
Independence: Independent in relation to Oatly and Oatly’s management, but not in relation to Oatly’s major shareholders.

Xin Wang (1984)
Assignments on the board of directors of Oatly: Member of the board of directors since 2023.
Other current assignments: CEO and chairman of the Investment Committee of CR Consumer Fund since 2018. Member of the board of directors of CR CCT (Xiamen) Private Equity Fund Management Co., Ltd. since 2020, China Structural Reform Fund (Phase II) Co., Ltd. since 2021, Nansha Logistics (BVI) Company Limited since 2021, Shenzhen Runxiang Investment Consulting Co., Limited since 2022, China Resources Logistics (Group) Limited since 2022 and Guangzhou Nansha China Resources International Logistics Co., Ltd. since 2022.
Education and previous assignments: M.B.A. from Columbia University. Member of the board of directors of Nansha Logistics Holdings Limited between 2021–2022.
Shareholding: None.
Independence: Independent in relation to Oatly and Oatly’s management, but not in relation to Oatly’s major shareholders.

Item 13 – Determination of the remuneration to the members of the board of directors

It is proposed, in accordance with the remuneration committee’s recommendation, that the fee to each member of the board of directors, who is not employed by the company or any of its subsidiaries, shall be USD 60,000. It is proposed that the fee for the chairperson of the audit committee shall be USD 22,500, while the fee for an ordinary member of the audit committee shall be USD 10,000. It is proposed that the fee for the chairperson of the remuneration committee shall be USD 22,500, while the fee for an ordinary member of the remuneration committee shall be USD 10,000. It is proposed that the fee for the chairperson of the Nomination Committee shall be USD 22,500, while the fee for an ordinary member of the Nomination Committee shall be USD 10,000. It is proposed that the fee for each ordinary employee representative shall be SEK 24,000.

Item 14 – Determination of the fees payable to the auditor

It is proposed, in accordance with the audit committee’s recommendation, that the auditor fees be paid in accordance with approved invoices.

Item 15 – Election of auditor

It is proposed, in accordance with the audit committee’s recommendation, that the registered auditing company Ernst & Young Aktiebolag is re-elected as auditor for the period until the close of the next annual general meeting.

Item 16 – Resolution regarding (a) amendment of the LTIP 2021-2026 incentive program, (b) approval of transfer of treasury instruments issued in connection with the LTIP 2021-2026 incentive program and (c) exchange of outstanding stock options

Background and reason

In 2021, the Company adopted an incentive award plan (the “Oatly Incentive Plan”) under which the Company may, subject to approval by the shareholders at a general meeting, issue different types of awards, including stock options, restricted stock units (“RSU”) and other incentive awards.

Pursuant to the Oatly Incentive Plan, an extraordinary general meeting held on 6 May 2021 resolved to implement a long-term group-wide incentive program for members of the group management, key employees and other employees in the Company and within the Oatly group, as well as consultants who work full-time for the Oatly group and over a longer period (“LTIP 2021–2026”). LTIP 2021-2026 was amended through a resolution at the annual general meeting on 25 May 2023.

As of the date of this proposal, a total of 20,466,805 stock options and 8,235,384 RSUs are outstanding, i.e. are still subject to vesting or, for stock options, have vested and not been exercised (and have not otherwise expired, lapsed or terminated) under LTIP 2021-2026.

In connection with the implementation of LTIP 2021–2026, the Company issued a total of 68,106,582 warrants (Sw. teckningsoptioner) for purposes of securing delivery of shares, warrants or American depository shares in the Company (“ADS”) upon exercise of RSUs and stock options granted in LTIP 2021–2026. Based on the number of RSUs and stock options outstanding as of the date of this resolution proposal, 36,197,277 of the warrants issued in connection with the implementation of LTIP 2021–2026 remain to be used for hedging purposes. In addition, the Company may, pursuant to the Oatly Incentive Plan, also apply any warrants that become available if any award granted under the Oatly Incentive Plan expires, lapses or is terminated. Such warrants that are or may become available as hedging instruments for future grants under the Oatly Incentive Plan are in this resolution referred to as “Treasury Warrants”.

The board of directors of the Company now proposes that the AGM resolves on an amendment of LTIP 2021–2026 entailing certain changes to allocation principles and certain terms and conditions relating to vesting of stock options and RSUs granted under LTIP 2021–2026. The proposed changes in allocation principles aim to enable grants to a greater number of participants and to achieve appropriate and proportional annual allocations over the remaining duration of LTIP 2021-2026.

Further, the board of directors proposes that the Company carries out an option exchange process, through which the Company intends to offer holders of outstanding stock options the opportunity to exchange such stock options for new RSUs (with special vesting conditions), as further set out in this proposal (the “2024 Option Exchange Program”).

The proposal on an amendment of LTIP 2021–2026 and the 2024 Option Exchange Program has been put forward as the remuneration committee and the board of directors determines that the amendment and the exchange program are of importance and in the best interests of the Company and its shareholders for purposes of enabling the Company to attract and retain critical talent for current and future members of the executive management team, top key personnel, selected senior key personnel, selected mid-level personnel and other personnel.

In view of the above, the board of directors proposes that the AGM resolves on an amendment of LTIP 2021–2026, the 2024 Option Exchange Program, and on approval of transfer of Treasury Instruments (as defined below) in accordance with items (a), (b) and (c) below. The resolutions under items (a) and

(b) are proposed to be conditional upon each other and for that reason it is proposed that such resolutions are passed as one resolution.

The terms and conditions of this resolution to amend LTIP 2021–2026 shall replace the terms and conditions of the resolution approved at the annual general meeting held on 25 May 2023 and shall apply to grants made after the date of this resolution. In the event this resolution is not passed, the current terms and conditions of LTIP 2021–2026 will remain in force in accordance with the resolution passed at the annual general meeting held on 25 May 2023.

Item 16(a) – Proposal on amendment of LTIP 2021–2026

The board of directors proposes that the AGM resolves to amend LTIP 2021–2026. LTIP 2021–2026 was implemented, and is amended, under and pursuant to the Oatly Incentive Plan. Please refer to the section Terms and conditions of the Oatly Incentive Plan below.

Following the amendment, LTIP 2021–2026 is proposed to include grants of stock options and RSUs (together, “Awards”) to current and future members of the executive management team, top key personnel, selected senior key personnel, selected mid-level personnel and other personnel. In addition to the 20,466,805 stock options and 8,235,384 RSUs outstanding under LTIP 2021–2026 as of the date of this resolution proposal, 36,197,277 Awards may be granted under LTIP 2021–2026, in accordance with the terms and conditions of the Oatly Incentive Plan and the principal terms and conditions set out below. The number of Awards to be issued under LTIP 2021-2026 may change if shareholders approve and the Company implements the 2024 Option Exchange Program, and the holders of outstanding stock options elect to exchange these against new RSUs.

If, pursuant to the Oatly Incentive Plan, the number of Treasury Warrants should exceed the total number of Awards contemplated by this resolution proposal, the number of stock options and RSUs, respectively, shall be increased in proportion with the number originally contemplated by this resolution proposal in accordance with the principles set out in the section Allocation principles, etc. below.

LTIP 2021–2026 – Stock Options (with Treasury Warrants as a hedging arrangement)

Each stock option entitles the holder to acquire either one share in the Company, one Treasury Warrant or one ADS in accordance with the following terms and conditions:

(i)
Stock options may be granted without consideration no later than 31 December 2026.
(ii)
Stock options may be granted to the chief executive officer, members of the executive management team and top key personnel, and selected senior key personnel, as set out below under the section Allocation principles, etc.
(iii)
Each stock option entitles the holder to acquire, as determined by the board of directors, either (a) one share in the Company; (b) one Treasury Warrant; or (c) one ADS, each at an exercise price equal to 100% of the fair market value of the relevant instrument, as determined in accordance with the Oatly Incentive Plan.
(iv)
The stock options will be subject to time-based vesting requirements. The stock options will vest and become exercisable in equal instalments on each of the first three annual vesting dates falling after the grant date. The first annual vesting date shall not fall earlier than six months following the date of grant, and the second and third annual vesting dates shall fall no earlier than the first and second anniversary of the first annual vesting date. Vesting is conditional upon the participant remaining employed or engaged by the Oatly group at the applicable vesting date. If the participant has ceased to be employed or engaged by the Oatly group due to the group’s termination without Cause or due to death, Disability or Qualifying Retirement (as such terms are defined in the Oatly Incentive Plan), any unvested stock options may become immediately vested and exercisable.
(v)
The stock options may not be transferred or pledged.

(vi)
Upon vesting, stock options will remain exercisable for a period of up to five years (and in no event will be exercisable for longer than ten years from the grant date), provided that the holder does not cease to be employed or engaged by the Oatly group (in which case the stock options will be exercisable for a maximum period of one year from the date the holder ceased to be employed or engaged by the group).
(vii)
The terms and conditions for the stock options granted under LTIP 2021–2026 may differ between countries due to differences in local legislation, however the terms and conditions may not be more favourable for participants than the terms and conditions of this resolution proposal.

LTIP 2021–2026 – RSUs (with Treasury Warrants as a hedging arrangement)

The Company may grant participants RSUs, each giving the holder a right, subject to certain vesting conditions being met, to receive, as determined by the board of directors, either (i) one share in the Company; (ii) one Treasury Warrant; or (iii) one ADS, in each case free of charge or at an exercise price equal to the quota value of the Company’s share at the time of exercise of the RSU. The following terms and conditions shall apply to the RSUs:

(i)
RSUs may be granted without consideration no later than 31 December 2026.
(ii)
RSUs may be granted to the chief executive officer, members of the executive management team and top key personnel, selected senior key personnel, selected mid-level personnel and other personnel, as set out below under the section Allocation principles, etc.
(iii)
The RSUs granted will be subject to time-based vesting requirements. The RSUs will vest and become exercisable in equal instalments on each of the first three annual vesting dates falling after the grant date. The first annual vesting date shall not fall earlier than six months following the date of grant, and the second and third annual vesting date shall fall no earlier than the first and second anniversary of the first annual vesting date. Vesting is conditional upon the participant remaining employed or engaged by the Oatly group at the applicable vesting date. If the participant has ceased to be employed or engaged by the Oatly group due to the group’s termination without Cause or due to death, Disability or Qualifying Retirement (as such terms are defined in the Oatly Incentive Plan), any unvested RSUs may become immediately vested and exercisable.
(iv)
The RSUs may not be transferred or pledged.
(v)
The terms and conditions for the RSUs granted under LTIP 2021–2026 may differ between countries due to differences in local legislation, however the terms and conditions may not be more favourable for participants than the terms and conditions of this resolution proposal.

Recalculation due to share split, reverse share split, etc.

The exercise price, and the number of shares, Treasury Warrants or ADSs, that each stock option or RSU entitles to subscription for will be adjusted in the event of a share split, reverse split, ADS ratio change, etc. pursuant to the terms of the Oatly Incentive Plan.

Allocation principles, etc.

General

The participants’ right to be granted stock options and RSUs following the general meetings’ resolution have been differentiated with reference to position, responsibility and working performance in the Oatly group. The participants have for this reason been divided into the below five categories, which may each comprise current and future employees or long-term consultants of the Oatly group.

The right to be granted stock options or RSUs out of LTIP 2021–2026 shall be reserved for participants in Categories A, B, C, D and E. Stock options and RSUs may be granted on one or more occasions during each financial year, but grants may not be made to a greater number of participants per Category and financial year than the maximum number set out below:

▪
Category A: CEO (not more than one participant per financial year)
▪
Category B: Other members of the executive management team and top key personnel (not more than 25 participants per financial year)
▪
Category C: Selected senior key personnel (not more than 975 participants per financial year)
▪
Category D: Selected mid-level key personnel (not more than 999 participants per financial year)
▪
Category E: Other personnel (not more than 2,000 participants per financial year)

The below allocation principles shall apply to the grant of stock options and RSUs within, respectively, Categories A, B, C, D and E. The maximum numbers listed below shall apply for each financial year irrespective of whether grants are made on one or more occasions and the board of directors shall not be prevented from allocating less Awards than the maximum numbers set out in the tables below. The board of directors intend to apply the allocation principles with an aim to achieve an appropriate allocation size on an annual basis. The size of annual allocations may vary depending on, among other things, individual seniority, total compensation mix, personnel changes and fluctuations in the market price of the Company’s ADSs. Further, the total number of Awards granted may never exceed the number of Treasury Warrants available to secure the settlement of Awards. Thus, the number of Awards available to be granted during individual years for the duration of LTIP 2021–2026 may vary depending on the outcome of such factors. The development of such factors may entail that the number of Treasury Warrants available for grants during later years of LTIP 2021–2026 are insufficient to achieve a proportional annual allocation.

Maximum allocation per participant and year within each Category

The below table outlines the maximum number of each type of Awards that may be allocated per participant and year within each Category. The column All Awards indicates the total maximum number of Awards that may be allocated to any participant within each Category per year, irrespective of how the number is distributed among the types of Awards.

	Stock options Maximum number per participant and year	RSUs Maximum number per participant and year	All Awards Total maximum number of Awards per participant and year
Category A:	1,687,500	1,200,000	2,887,500
Category B:	1,687,500	1,200,000	2,887,500
Category C:	612,500	118,750	731,250
Category D:	N/A	5,000	5,000
Category E:	N/A	2,500	2,500

Maximum allocation within each Category

The below table outlines the total maximum number of each type of Award that may be allocated within each Category per year. The column All Awards indicates the total maximum number of Awards that may be allocated within each Category and year, irrespective of how the number is distributed among the types of Awards.

	Stock options Maximum number within the Category per year	RSUs Maximum number within the Category per year	All Awards Total maximum number of Awards per Category and year
Category A:	1,687,500	1,200,000	2,887,500
Category B:	6,104,431	3,930,098	10,034,529
Category C:	3,100,625	4,266,259	7,366,884
Category D:	N/A	2,747,250	2,747,250
Category E:	N/A	3,000,000	3,000,000

Adjustments for additional available Treasury Warrants

The numbers of Awards available to be granted within each Category per year are based on the total of approximately 36,197,277 Treasury Warrants available as hedging instruments for future grants as of the date of this resolution proposal, and the number of years remaining of LTIP 2021–2026. If additional Treasury Warrants become available for grants, inter alia due to the expiration, lapsing or termination of grants made prior to or following this resolution proposal, due to the maximum number of Awards not having been allocated during any year, and/or the 2024 Option Exchange Program, such additional available Treasury Warrants shall be applied to increase the number of stock options and RSUs available to be granted during the remaining years of LTIP 2021–2026 in accordance with the following principles:

(i)
The number of additional Treasury Warrants having become available as hedging instruments during a year shall be divided by the number of years remaining up to and including 2026 (such calculation to include the year the hedging instruments have become available), and the quotient shall then increase the maximum number of stock options and RSUs available to be granted in Categories A, B, C, D and E in proportion to the maximum number of Awards in each Category as stated in the table above.
(ii)
The maximum number of participants per year in each Category and the maximum number of Awards per participant in each category may not be exceeded.

Non-allocated Awards

In the event all stock options or RSUs within Categories A, B, C, D and E are not granted, such non-granted stock options and RSUs may be offered to participants in another category with less stock options and/or RSUs available for allotment during the relevant financial year. The maximum number of stock options and/or RSUs per participant within each category as set out above may however not be exceeded for any individual.

Settlement

The board of directors shall be entitled to decide that participants may, instead of delivery of Treasury Warrants, ADSs or shares in the Company, be offered cash settlement upon exercise of stock options or RSUs granted under LTIP 2021–2026 in accordance with the provisions of the Oatly Incentive Plan.

Item 16(b) – Proposal on approval of transfer of Treasury Instruments

Oatly retains, and will in the future retain, the Treasury Warrants. Each Treasury Warrant gives a right to subscribe for one share in the Company at a price equal to the quota value of the Company’s share (currently SEK 0.0015) before or on 31 December 2040.

The board of directors proposes that the AGM approves that transfers of Treasury Warrants, shares or ADSs resulting from the exercise of the Treasury Warrants (jointly the “Treasury Instruments”) may occur on the following terms and conditions:

(i)
The right to acquire Treasury Instruments shall be granted to participants covered by the terms and conditions of LTIP 2021–2026 (as amended, including for the avoidance of doubt in relation to the 2024 Option Exchange Program). Transfers may be made against no consideration, against consideration corresponding to the quota value of shares in the Company or against consideration in another amount, in each case pursuant to the terms of Awards granted under LTIP 2021–2026.
(ii)
Treasury Instruments may be transferred to third parties engaged or established for settlement of exercises of Awards within LTIP 2021–2026 and ancillary services, or otherwise sold or disposed of, for purposes of securing delivery of shares or ADSs or otherwise settling exercises of Awards under LTIP 2021–2026. Treasury Instruments may be transferred to and by such third parties against no consideration, against consideration corresponding to the quota value of shares in the Company or against consideration in another amount.
(iii)
Treasury Instruments may be transferred during such periods as may be necessary or appropriate for purposes of securing delivery of shares or ADSs or otherwise settling exercises of Awards under LTIP 2021–2026.
(iv)
The number of ADSs in the Company that may be transferred under LTIP 2021–2026 may be subject to recalculation in the event of a split, reverse split, ADS ratio change, etc. pursuant to the terms of the Oatly Incentive Plan.

For the avoidance of doubt, the approval of transfers of Treasury Instruments under this Item 16(b) shall not be deemed to limit, restrict or prevent any assignment, transfer or other disposal of warrants in the Company approved by the extraordinary general meeting held on 6 May 2021 or the annual general meeting on 25 May 2023 with respect to grants of RSUs or stock options made prior to the approval of this resolution proposal, and transfer of such warrants may also occur on the terms and conditions of this Item 16(b).

Item 16(c) – Proposal regarding 2024 Option Exchange Program

Between May 2021 and July 2023, the Company granted stock options on several occasions to approximately 38 senior key employees (the “Exchange Holders”). As of the date of this proposal, a total of 18,964,730 stock options are outstanding and held by the Exchange Holders (the “Relevant Options”).

The Relevant Options have an exercise price between USD 17.00 and USD 1.56 (equal to 100% of the fair market value of an ADS at the time of grant of the relevant stock option). The exercise price for each Relevant Option is thus greater than the market value of an ADS in the Company as of the date of this proposal (often referred to as “underwater” or “out-of-the-money”).

Given the period of time that some Relevant Options have remained significantly underwater, and the need to retain and continuously incentivize our senior key employees, the remuneration committee and the board of directors consider that it is in the best interest of the Company to create the 2024 Option Exchange Program.

The 2024 Option Exchange Program will provide a retention benefit for the senior key employees, while reducing the need to grant additional equity awards. Further, as a result of the Exchange RSUs (as defined below) having a new vesting period compared to the Relevant Options, the senior key employees will be better retained for an additional period of time.

The board of directors therefore proposes that the Company carries out the 2024 Option Exchange Program through which the Company will offer the Exchange Holders the opportunity to exchange the Relevant Options for new RSUs with special vesting conditions (the “Exchange RSUs”), as further set out below.

The terms and conditions set out in this section Item 16(c) – Proposal regarding 2024 Option Exchange Program shall prevail and apply notwithstanding anything contrary set out otherwise in this proposal.

•
The offer to exchange the Relevant Options against Exchange RSUs (the “Exchange Offer”) shall be made to all Exchange Holders. Notwithstanding the foregoing, the board of directors shall, provided that this is allowed under the Oatly Incentive Plan and applicable rules and laws, have the right to exclude individual Exchange Holders from the Exchange Offer if this is deemed to be in the best interest of the Company and/or if the Exchange Offer cannot be directed to certain Exchange Holder(s) due to applicable rules and laws.
•
The Exchange Offer shall be made no later than 31 December 2024.
•
The Exchange Holders shall be offered the opportunity to receive such number of Exchange RSUs as is equal in value to the Relevant Options being exchanged by the Exchange Holder, provided, however, that one Relevant Option shall never entitle to more than one Exchange RSU. The total number of Exchange RSUs that can be granted under the Option Exchange Program will accordingly be limited to 18,964,730 (equal to the number of Relevant Options).
•
The value of each Relevant Option and each Exchange RSU shall be calculated using the Black–Scholes formula, and be based on the weighted average price of the Company’s ADS for a period of at least twenty trading days prior to the Exchange Offer. Assuming a weighted average price of the Company’s ADS for the relevant period of USD 1.00, one Relevant Option would entitle the Exchange Holder to approximately 0.04 to 0.48 Exchange RSUs (depending on the exercise price for the Relevant Option). Assuming a weighted average price of the Company’s ADS for the relevant period of USD 1.50, one Relevant Option would entitle the Exchange Holder to approximately 0.07 to 0.59 Exchange RSUs (depending on the exercise price for the Relevant Option). The total number of Exchange RSUs that an Exchange Holder shall receive will be rounded down to the nearest whole number.
•
The terms and conditions for RSUs set out in the section Item 16(a) – Proposal on amendment of LTIP 2021–2026 above shall apply to the Exchange RSUs, subject to the following:
o
Exchange RSUs may be granted without consideration no later than 31 December 2024.
o
Exchange RSUs may only be granted to Exchange Holders that accept the Exchange Offer and exchange Relevant Options.
o
The allocation principles and maximum allocation restrictions set out in the section Allocation principles, etc. above shall not apply to the Exchange RSUs, and the Exchange RSUs shall not be counted towards such maximum allocation restrictions.
o
Exchange RSUs granted will be subject to time-based vesting requirements. The granted Exchange RSUs will vest and become exercisable in equal instalments on each of the first two annual vesting dates falling after the grant date. The first annual vesting date shall not fall earlier than six months following the date of grant, and the second annual vesting date shall fall no earlier than the first anniversary of the first annual vesting date. Vesting is conditional upon the participant remaining employed or engaged by the Oatly group at the applicable vesting date. If the participant has ceased to be employed or engaged by the Oatly group due to the group’s termination without Cause or due to death, Disability or Qualifying Retirement (as such terms are defined in the Oatly Incentive Plan), any unvested Exchange RSUs may become immediately vested and exercisable.
o
The terms and conditions for the Exchange RSUs may differ between countries due to differences in local legislation, however the terms and conditions may not be more favourable for participants than the terms and conditions of this resolution proposal.

Item 17 – Resolution regarding (a) amendment of resolution on issue of share awards to certain members of the board of directors of Oatly Group AB (publ) and (b) approval of transfer of treasury warrants issued in connection with the share award program

Background and reason

Oatly has in 2021 adopted an incentive award plan (the “Oatly Incentive Plan”) under which the Company may, subject to approval by the shareholders at a general meeting, issue different types of awards, including stock options, restricted stock units and other incentive awards.

Pursuant to the Oatly Incentive Plan, an extraordinary general meeting held on 6 May 2021 resolved to implement an incentive program for members of the board of directors who are not employed by the Oatly group, or by Verlinvest, China Resources, Blackstone or Östersjöstiftelsen, under the Oatly Incentive Plan (the “Board LTIP”). The Board LTIP was amended through a resolution at the annual general meeting on 25 May 2023.

In order to secure delivery of shares under the Board LTIP, the general meeting held on 6 May 2021 resolved on issue and approval of transfer of 1,389,933 warrants of series 2021-B, each exercisable into one share in the Company.

Equity-based awards are a central part of an attractive and competitive remuneration package in order to attract, retain and motivate internationally competent members of the board of directors, and to focus the participants on delivering exceptional performance which contributes to value creation for all shareholders. Granting equity-based awards to certain members of the board of directors will increase and strengthen the participants’ dedication to Oatly’s operations, improve company loyalty and be beneficial to both the shareholders and Oatly.

The Company’s remuneration committee has identified a need to adjust the allocation principles set forth in the Board LTIP in order to achieve a competitive allocation of share awards (“Share Awards”) under the Board LTIP. In order to achieve competitive individual allocations based on the current market value of the Company’s ADS, the maximum number of Share Awards that may be granted to each participant is proposed to be increased from 35,000 to 140,000 Share Awards annually. However, the limitation on the total value of Share Awards that may be granted to each participant will remain unchanged at USD 140,000 annually.

It is therefore proposed that the AGM resolves to approve an amendment of the Board LTIP and the transfer of warrants of series 2021-B in accordance with items (a) and (b) below. The resolutions under items (a) and (b) are proposed to be conditional upon each other and for that reason it is proposed that both resolutions are passed as one resolution.

The terms and conditions of this resolution to amend the Board LTIP shall replace the terms and conditions of the resolution approved by the annual general meeting held on 25 May 2023 and shall apply to awards made after the date of this resolution. In the event this resolution is not passed, the current terms and conditions of LTIP 2021–2026 will remain in force in accordance with the resolution passed by the annual general meeting held on 25 May 2023.

Item 17(a) – Proposal on amendment of the Board LTIP

It is proposed that the AGM resolves to amend the Board LTIP. The Board LTIP was implemented, and is amended, under and pursuant to the Oatly Incentive Plan.

In addition to the 251,140 Share Awards granted to members of the board of directors under the Board LTIP which have vested or remain outstanding as of the date of this resolution proposal, 1,138,793 Share Awards remain to be granted following the amendment proposed under this resolution proposal.

Below is a description of the main terms and conditions for the Share Awards following the amendment pursuant to this resolution proposal.

▪
The Share Awards shall be granted to members of the board of directors who are not employed by the Oatly group, or by Verlinvest, China Resources or Blackstone.
▪
Each participant may each year be granted a number of Share Awards equivalent to USD 140,000, as determined by the closing price of the Company’s ADS on Nasdaq Global Select Market on the last trading day immediately preceding the date of grant of the Share Award, provided however that in no event shall a participant be awarded more than 140,000 Share Awards per year, and the total number of Share Awards awarded to all participants, excluding Share Awards that have lapsed, been terminated or forfeited, shall in no event exceed 1,389,933.
▪
The Share Awards shall be granted free of charge to the participants no later than 31 December 2026.
▪
The Share Awards shall vest on the date of the next annual general meeting after the date of grant, provided that the participant is still a board member of Oatly on such date.
▪
Each vested Share Award entitles the holder to receive one share, warrant of series 2021-B or ADS in the Company without any compensation being payable (or at a price equal to the quota value of the Company’s shares), provided that the holder is still a board member of Oatly at the relevant time of vesting.
▪
The Share Awards may not be transferred or pledged.
▪
The number of shares, warrants of series 2021-B or ADSs in the Company that each Share Award entitles to subscription for will be adjusted in the event of a split, reverse split, ADS ratio change, etc. in accordance with customary re-calculation terms.

Item 17(b) – Proposal transfer of warrants of series 2021-B

In order to fulfill the commitments arising from the Share Awards, it is proposed that the AGM authorizes that the Company may assign the warrants of series 2021-B to a third party, or in another way dispose of the warrants of series 2021-B, in accordance with the above.

Majority requirements

Approval of the proposals according to item 16 and 17 requires that the AGM’s resolutions are supported by shareholders representing at least nine tenths of the votes cast and shares represented at the AGM.

Documents

Documents that shall be made available prior to the AGM pursuant to the Swedish Companies Act will be made available at Oatly, Ångfärjekajen 8, Malmö, and on Oatly’s website at https://investors.oatly.com/corporate-governance/2024agm no later than from and including 24 April 2024. The documents will be sent to shareholders who so request and provide their postal address.

Shareholders’ right to receive information

The board of directors and the CEO shall, if any shareholder so requests and the board of directors believes that it can be done without material harm to the Company, provide information regarding circumstances that may affect the assessment of an item on the agenda and the Company’s relation to other companies within the group.

Processing of personal data

For information on how your personal data is processed, see https://www.euroclear.com/dam/ESw/Legal/Privacy-notice-bolagsstammor-engelska.pdf.

________________________

Malmö, April 2024

Oatly Group AB (publ)

Board of directors